SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K



[ X ] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [fee required] for the fiscal year ending December 31, 1997.


                                       OR


[ ] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 1-652



A.       Full title of the Plan:

         EMPLOYEES' STOCK PURCHASE PLAN OF UNIVERSAL LEAF TOBACCO COMPANY, INCORPORATED AND DESIGNATED AFFILIATED COMPANIES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:


                              UNIVERSAL CORPORATION
                           1501 NORTH HAMILTON STREET
                            RICHMOND, VIRGINIA 23260
                                 (804) 359-9311

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 EMPLOYEES' STOCK PURCHASE PLAN
                                                 OF UNIVERSAL LEAF TOBACCO
                                                 COMPANY, INCORPORATED AND
                                                 DESIGNATED AFFILIATED COMPANIES



DATE:  June 19, 1998                               /s/ Hartwell H. Roper
       --------------                              ---------------------
                                                   Hartwell H. Roper
                                                   Executive Vice President and
                                                   Chief Financial Officer
                                                   Universal Leaf Tobacco
                                                   Company, Inc.

                          Audited Financial Statements
                           and Supplemental Schedules
                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies
                     Years ended December 31, 1997 and 1996
                       with Report of Independent Auditors

                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

                          Audited Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1997 and 1996
                       with Report of Independent Auditors



                                Table of Contents

                                                                                  Page
                                                                                  ----
Report of Independent Auditors......................................................1
Financial Statements
Statements of Net Assets Available for Plan Benefits, With Fund Information.........2
Statement of Changes in Net Assets Available for Plan Benefits,
  With Fund Information.............................................................3
Notes to Financial Statements.......................................................4

Supplemental Schedules                                                           Schedules
                                                                                 ---------
Line 27a - Schedule of Assets Held for Investment Purposes..........................1
Line 27d - Schedule of Reportable Transactions......................................2


                Report of Ernst & Young LLP, Independent Auditors

Human Resources Policy and Planning Team
Employees' Stock Purchase Plan of
Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies

We have audited the accompanying statements of net assets available for plan benefits of the Employees' Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                          /s/ Ernst & Young LLP
Richmond, Virginia
June 19, 1998

                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

   Statements of Net Assets Available for Plan Benefits, With Fund Information


                                                                     December 31, 1997
                                       ------------------------------------------------------------------------------
                                                            Fund Information
                                      --------------------------------------------------------------
                                                                                   Non-Participant
                                                 Participant Directed                 Directed
                                      ------------------------------------------- ------------------
                                         Universal    Lawyers Title                   Universal
                                        Corporation    Corporation      Fixed        Corporation
                                          Common          Common       Income          Common
                                        Stock Fund      Stock Fund      Fund         Stock Fund           Total
                                      ------------------------------------------- ------------------ ----------------
Common stock of Universal
 Corporation, at market:
 1,259,808 shares                      $24,098,005    $        -     $      -       $27,708,261       $51,806,266
Common stock of Lawyers Title
 Corporation, at market:
 31,469 shares                                  -        989,306            -                 -           989,306

Investment in a fund consisting
   of guaranteed investment
   contracts; 854,755 units                     -              -      854,755                 -           854,755

Temporary cash investments                      -              -       14,744                 -            14,744
                                      -------------------------------------------------------------------------------
Net assets available for plan benefits   $24,098,005      $989,306     $869,499       $27,708,261       $53,665,071
                                      =========================================== ================== ================



                                                                     December 31, 1996
                                       ------------------------------------------------------------------------------
                                                              Fund Information
                                       -------------------------------------------------------------
                                                                                    Non-Participant
                                                  Participant Directed                  Directed
                                       ------------------------------------------- -----------------
                                         Universal     Lawyers Title                  Universal
                                        Corporation     Corporation      Fixed       Corporation
                                           Common         Common        Income          Common
                                         Stock Fund     Stock Fund       Fund         Stock Fund          Total
                                       ------------------------------------------- -----------------  ---------------
Common stock of Universal
  Corporation, at market:
  1,331,520 shares                       $19,938,159   $        -      $      -       $22,836,921       $42,775,080
Common stock of Lawyers Title
  Corporation, at market:
  45,066 shares                                    -      884,420             -                 -           884,420

Investment in a fund consisting
   of guaranteed investment
   contracts; 761,304 units                        -            -       761,304                 -           761,304

Temporary cash investments                        374           -         4,076               429             4,879
                                       ------------------------------------------- -----------------  ---------------
Net assets available for plan benefits    $19,938,533     $884,420      $765,380       $22,837,350       $44,425,683
                                       =========================================== =================  ===============



See accompanying notes.

                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

              Statement of Changes in Net Assets Available for Plan
                        Benefits, With Fund Information

                                                               Year ended December 31, 1997
                                     ----------------------------------------------------------------------------------
                                                             Fund Information
                                     -----------------------------------------------------------------
                                                                                     Non-Participant
                                                  Participant Directed                   Directed
                                     ----------------------------------------------- -----------------
                                        Universal     Lawyers Title                     Universal
                                       Corporation     Corporation       Fixed         Corporation
                                         Common          Common          Income           Common
                                       Stock Fund      Stock Fund         Fund          Stock Fund          Total
                                     ----------------------------------------------- ----------------- ----------------
Investment income:
   Net appreciation in market value
     of investments                   $   5,313,881    $   407,183      $       -      $   6,080,789      $11,801,853
   Cash dividends                           647,048              -              -            740,709        1,387,757
   Interest                                   5,339              -         52,789              5,967           64,095
                                     ----------------------------------------------- ----------------- ----------------
                                          5,966,268        407,183         52,789          6,827,465       13,253,705

Contributions:
   Employer                                       -              -              -          1,620,401        1,620,401
   Employee                               1,500,180              -        120,221                  -        1,620,401
                                     ----------------------------------------------- ----------------- ----------------
                                          7,466,448        407,183        173,010          8,447,866       16,494,507
Withdrawals and forfeitures of
   employees' accounts                   (3,350,594)      (209,187)       (68,891)        (3,626,447)      (7,255,119)
Transfer among funds                         43,618        (93,110)             -             49,492                -
                                     ----------------------------------------------- ----------------- ----------------
Net increase (decrease)                   4,159,472        104,886        104,119          4,870,911        9,239,388

Net assets available for plan benefits:

   December 31, 1996                     19,938,533        884,420        765,380         22,837,350       44,425,683
                                     ----------------------------------------------- ----------------- ----------------
   December 31, 1997                    $24,098,005    $   989,306       $869,499        $27,708,261      $53,665,071
                                     =============================================== ================= ================



See accompanying notes.

                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

                          Notes to Financial Statements

                     Years ended December 31, l997 and 1996



1. Description of the Plan

A complete description of Plan provisions including those relating to vesting, withdrawals and distributions is contained in the Summary Plan Description and the Plan document which has been filed with the Securities and Exchange Commission. Copies of these documents and the prospectus relating to the Plan are available from the Universal Corporation Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General

The Plan is a defined contribution plan sponsored by Universal Leaf Tobacco Company, Incorporated (the Sponsor) for the benefit of certain salaried employees of the sponsor and designated affiliated companies (Employers). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

After one year of service, employees may elect to contribute 1% to 5% of their total pay (including overtime and bonuses) by means of monthly payroll deductions. Employers match 100% of employee contributions except to the extent that the employer contribution is reduced by forfeitures from withdrawing participants.

Employees may elect to invest in the Universal Corporation Common Stock Fund, Fixed Income Fund or to divide their contributions equally between the two funds. Employers' contributions are invested only in the Universal Corporation Common Stock Fund.

Participant accounts

Each participant's account is credited with the participant's contributions, the Employer's matching contribution and credit from forfeitures and an allocation of the Plan's investment income. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

                    Notes to Financial Statements (continued)




1. Description of the Plan (continued)

Vesting

Participants are fully vested in participant contributions and in Employer contributions in the event of retirement, disability or death. Otherwise, vesting in the Employer contributions occurs according to the following schedule:

          Years of service                       Vesting percentage
--------------------------------------  --------------------------------------

                 0-4                                       0%
                  5                                      100%

Benefits

Participants who retire or become disabled may receive a distribution in a single lump sum or in annual installments over a period not to exceed ten years.

Termination

While the sponsor has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Lawyers Title Corporation Shares

During October 1991, each participant elected to either sell or hold all Lawyers Title Corporation shares distributed to them as a dividend from Universal Corporation in conjunction with the spin off of the Lawyers Title subsidiary. Participants continuing to hold Lawyers Title Corporation shares may elect to sell 100% of their holdings as part of their regular semi-annual elections and have the proceeds invested in Universal Corporation Common Stock. No additional investments in Lawyers Title Corporation Common Stock are permitted under the Plan.

                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

                    Notes to Financial Statements (continued)





1. Description of the Plan (continued)

Pursuant to an IRS Ruling and applicable Treasury Regulations, participants were required to allocate their tax basis in the Universal Corporation Common Stock held at the time of the distribution between their Universal Corporation Common Stock and Lawyers Title Corporation Common Stock (including any fractional share interest) in proportion to their relative fair market values at that time. Based on the average of the high and low trading prices of Universal Corporation
Common  Stock and Lawyers  Title  Corporation  Common  Stock on October 1, 1991,
95.343 percent of the basis was allocated to Universal Corporation Common Stock and 4.657 percent was allocated to Lawyers Title Corporation Common Stock.

On February 27, 1998, Lawyers Title Corporation acquired all of the outstanding shares of Commonwealth Land Title Insurance Company and Transnation Title
Insurance Company from Reliance Insurance Company, a subsidiary of Reliance Group Holdings, Inc. Lawyers Title Corporation changed its name to LandAmerica Financial Group, Inc. and the former Lawyers Title Corporation Common Stock began trading under that name.

2. Summary of Significant Accounting Policies

Investments

The Plan's investments are held by a bank-administered trust fund. Investments in the Common Stock Funds are carried at market value based upon quotations from the New York Stock Exchange. Dividends are recorded on the record date, and interest is accrued as earned.

Assets of the Fixed Income Fund are primarily invested in the Stable Value Fund I, a pooled fund of guaranteed investment contracts issued by life insurance companies and managed by Signet Trust Company. The guaranteed investment contracts are valued at contract value, which approximates market value. The rate of return of the fund is based on the crediting rate of the underlying guaranteed investment contracts. These contracts generally provide for a fixed rate of return over the term of the contract. During 1997 the crediting rate for the fund was 6.5% (6.5% in 1996), and at December 31, 1997 and 1996 the average yield was approximately 6.5%.

                      Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

                          Notes to Financial Statements

                     Years ended December 31, l997 and 1996



2. Summary of Significant Accounting Policies (continued)

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Taxes

The Plan has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Internal Revenue Code and the related trust to be exempt from taxation under Section 501(a). Continued qualification of the Plan will depend on continued operation under the approved form. The Plan has been amended since receiving the tax determination letter; however, Universal Leaf Tobacco Company, Incorporated is not aware of any series of events or course of actions that may have adversely affected the qualified status of the Plan.

Until such time as a participant or his beneficiary withdraws from the Plan, no income tax is payable by the participant on contributions made by his employer on his behalf or interest and dividends added to his account. The income tax ramifications to employees with respect to the Plan are described in the Prospectus covering the Plan which is available to all employees.

4. Related Party Transactions

The administrative expenses of the Plan, which include Trustee's fees of $53,357 and $54,015 during the years ended December 31, l997 and 1996, respectively, are paid by the Sponsor and are not included in the accompanying financial statements.

Under the provisions of the Plan, shares of Universal Corporation Common Stock may be purchased from employees, including officers, at the closing price on the New York Stock Exchange on the date of purchase. Purchases from employees totaled $962,736 and $1,029,958 during the years ended December 31, 1997 and 1996, respectively. Included in these amounts are purchases from officers which amounted to $157,453 and $256,435 during the years ended December 31, l997 and 1996, respectively.

 Employees' Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies
                   Notes to Financial Statements (continued)

5. Year 2000 Issue (Unaudited)

The Sponsor has organized a task force to coordinate and monitor global Year 2000 status. Systems and equipment may malfunction due to the inability to recognize a date ending with the digits "00." The Sponsor has completed an analysis of its hardware and computer systems, has begun modifying or replacing non-compliant systems and has also begun assessing the Year 2000 compliance of its key suppliers. The evaluation and implementation of corrective actions are expected to be completed by June 30, 1999. The Sponsor does not expect that its Year 2000 project will have a significant impact on plan operations.

                             Supplemental Schedules

                                   Schedule 1

                     Line 27a - Schedule of Assets Held for
                               Investment Purposes

                                                                     Schedule 1




                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997



                                                                     Principle
                                                                     Amount or                             Market
            Name and Title                                        Number of Shares         Cost             Value
          -----------------                                      -----------------       --------         --------
Universal Corporation Common Stock Fund
   Common stock of Universal Corporation*                              1,259,808        $26,440,031      $51,806,266
                                                                  ---------------------------------------------------
                                                                       1,259,808        $26,440,031      $51,806,266
                                                                  ===================================================
Lawyers Title Corporation Common Stock Fund
   Common stock of Lawyers Title Corporation                              31,469        $   110,763      $   989,306
                                                                  ---------------------------------------------------

                                                                          31,469        $   110,763      $   989,306
                                                                  ===================================================
Fixed Income Fund
   Investments in a fund consisting of guaranteed investment
     contracts                                                           854,755        $   854,755      $   854,755
   Temporary cash investments                                             14,744             14,744           14,744
                                                                  ---------------------------------------------------
                                                                         869,499        $   869,499      $   869,499
                                                                  ===================================================



*Indicates party-in-interest to the Plan.

                                   Schedule 2

                        Line 27d - Schedule of Reportable
                                  Transactions

                                                                      Schedule 2




                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

                  Line 27d- Schedule of Reportable Transactions

                                December 31, 1997


                                                                                               Current Value
                                                                                                of Asset on
    Identity of                                          Purchase      Selling      Cost of     Transaction    Net Gain
  Party Involved              Description                  Price        Price        Asset          Date       or (Loss)
--------------------------------------------------------------------------------------------------------------------------
  Category (iii) - Series of Transactions in Excess of 5% of Plan
  Assets
---------------------------------------------------------------------
  Signet Trust    Purchased shares of The Virtus
   Co.               Money Market Fund II at $1/share
                     through a series of 44              $4,175,413                 $4,175,413     $4,175,413
                     individual transactions

  Signet Trust    Sold shares of The Virtus Money
   Co.               Market Fund II at $1/share
                     through a series of 105                           $4,370,042    4,370,042     $4,370,042      -
                     individual transactions

  **              Purchased 132,176 shares of
                     Universal Stock at various
                     prices in a series of 208            4,567,090                  4,567,090      4,567,090      -
                     individual transactions



There were no category (i), (ii), or (iv) reportable transactions during 1997.

** Transactions made on market.